                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  053332-10-2
            -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                 (214) 651-5562
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 12, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------
CUSIP No. 053332-10-2
---------------------------

---------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Partners, L.P., a Delaware limited partnership
                  22-2875193
---------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                                  (b) [ ]

---------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 WC
---------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                                           [ ]

                 N/A
---------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------------------------------------------------------------------------------------------------
            NUMBER OF        7        SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  9,852,046
            OWNED BY      -------------------------------------------------------------------------------
              EACH           8        SHARED VOTING POWER
           REPORTING
             PERSON                     0
              WITH        -------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                        9,852,046
                          -------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,396,600
---------------------------------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

                              N/A
---------------------------------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.03%(1)
---------------------------------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
---------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

---------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Limited, a Bermuda corporation
---------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                                  (b) [ ]

---------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 WC
---------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                                           [ ]

                 N/A
---------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Bermuda
---------------------------------------------------------------------------------------------------------
            NUMBER OF        7        SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  2,342,063
            OWNED BY      -------------------------------------------------------------------------------
              EACH           8        SHARED VOTING POWER
           REPORTING
             PERSON                     0
              WITH        -------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                        2,342,063
                          -------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,396,600
---------------------------------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

                              N/A
---------------------------------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.03%(1)
---------------------------------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              CO
---------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

---------------------------
CUSIP No.  053332-10-2
---------------------------

---------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Institutional Partners, L.P., a Delaware limited partnership
                 06-1456821
---------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                                  (b) [ ]

---------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 WC
---------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                                           [ ]

                 N/A
---------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------------------------------------------------------------------------------------------------
            NUMBER OF        7        SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  315,966
            OWNED BY      -------------------------------------------------------------------------------
              EACH           8        SHARED VOTING POWER
           REPORTING
             PERSON                     0
              WITH        -------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                        315,966
                          -------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,396,600
---------------------------------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

                              N/A
---------------------------------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.03%(1)
---------------------------------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
---------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

---------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Acres Partners, L.P., a Delaware limited partnership
                 06-1458694
---------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                                  (b) [ ]

---------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 WC
---------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                                           [ ]

                 N/A
---------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------------------------------------------------------------------------------------------------
            NUMBER OF        7        SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  5,978,680
            OWNED BY      -------------------------------------------------------------------------------
              EACH           8        SHARED VOTING POWER
           REPORTING
             PERSON                     0
              WITH        -------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                        5,978,680
                          -------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,396,600
---------------------------------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

                              N/A
---------------------------------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.03%(1)
---------------------------------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
---------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------
CUSIP No.  053332-10-2
--------------------------

---------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Marion Partners, L.P., a Delaware limited partnership
                 06-1527654
---------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [X]
                                                                                                  (b) [ ]

---------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 WC
---------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                                           [ ]

                 N/A
---------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------------------------------------------------------------------------------------------------
            NUMBER OF        7        SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  907,845
            OWNED BY      -------------------------------------------------------------------------------
              EACH           8        SHARED VOTING POWER
           REPORTING
             PERSON                     0
              WITH        -------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

                                        907,845
                          -------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                        0
---------------------------------------------------------------------------------------------------------
               11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,396,600
---------------------------------------------------------------------------------------------------------
               12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

                              N/A
---------------------------------------------------------------------------------------------------------
               13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.03%(1)
---------------------------------------------------------------------------------------------------------
               14         TYPE OF REPORTING PERSON

                              PN
---------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., and Acres Partners, L.P., by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2.  Identity and Background.

         Item 2 is hereby amended in its entirety as follows:

         (a) The names of the persons filing this Amendment are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P.

         (b) The principal business address of ESL Partners, L.P., ESL Institutional Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P. is One Lafayette Place, Greenwich, CT 06830. The principal business address of ESL Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

         (c) This Amendment is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), and Marion Partners, L.P., a Delaware limited partnership ("Marion"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of Institutional. Investments is the general partner of Acres and Marion. In the aforementioned capacities, ESL, Limited, Institutional, Acres and Marion each may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by the other members of the group.

         The principal business of ESL, Limited, Institutional, Acres and Marion is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Edward S. Lampert's principal business is serving as the Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM.

         (d) and (e) During the past five years, none of the foregoing entities has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

         (f) ESL Partners, L.P., ESL Institutional Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P. are citizens of Delaware and ESL Limited is a citizen of Bermuda.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by Acres for the purchase of 928,855 Shares was approximately $25,189,573 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 48,189 Shares was approximately $1,318,774 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 1,811 Shares was approximately $49,561 and was obtained from working capital. The total amount of funds required by Marion for the purchase of 907,845 Shares was approximately $24,256,890 and was obtained from working capital.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

         ESL, Limited, Institutional, Acres and Marion acquired the Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. ESL, Limited, Institutional, Acres and Marion have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         ESL, Limited, Institutional, Acres and Marion reserve the right to acquire additional Shares, to dispose of such Shares at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

         From time to time, ESL, Limited, Institutional, Acres and Marion may discuss the Issuer and its performance with representatives of the Issuer and certain holders of the Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Acres and Marion, dated as of July 13, 1999 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional, Acres and Marion may be deemed to beneficially own 19,396,600 Shares (which is approximately 13.03% of the Shares outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999).

         (b)

                                       Sole          Shared         Sole           Shared
                                      Voting         Voting      Dispositive    Dispositive
                                      Power          Power          Power          Power
                                     ---------       ------      -----------    -----------
ESL Partners, L.P.                   9,852,046         0          9,852,046          0
ESL Limited                          2,342,063         0          2,342,063          0
ESL Institutional Partners, L.P.       315,966         0            315,966          0
Acres Partners, L.P.                 5,978,680         0          5,978,680          0
Marion Partners, L.P.                  907,845         0            907,845          0

         (c) Since the most recent filing on Schedule 13D, there were no transactions in the Shares by ESL. Since the most recent filing on Schedule 13D, the only transaction in the Shares by Limited was the purchase of 48,189 Shares on July 9, 1999 for a purchase price per share of $27.37. Since the most recent filing on Schedule 13D, the only transaction in the Shares by Institutional was the purchase of 1,811 Shares on July 9, 1999 for a purchase price per share of $27.37. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Acres were the purchase of (i) 226,500 Shares on July 7, 1999 for a purchase price per share of $27.96, (ii) 97,500 Shares on July 8, 1999 for a purchase price per share of $27.48, (iii) 72,500 Shares on July 9, 1999 for a purchase price per share of $27.37, and (iv) 532,355 Shares on July 12, 1999 for a purchase price per share of $26.66. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Marion were the purchase of (i) 72,500 Shares on July 9, 1999 for a purchase price per share of $27.37, and (ii) 835,345 Shares on July 12, 1999 for a purchase price per share of $26.66.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended in its entirety as follows:

         Except as set forth in Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Acres and Marion or any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of July 13, 1999, entered into by and among ESL, Limited, Institutional, Acres and Marion.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: July 13, 1999


                              ESL PARTNERS, L.P.

                              By:    RBS Partners, L.P., its general partner
                              By:    ESL Investments, Inc., its general partner

                                     By:   /s/ EDWARD S. LAMPERT
                                        ----------------------------------------
                                           Edward S. Lampert
                                           Chief Executive Officer

                              ESL LIMITED

                              By:    ESL Investment Management, LLC,
                                     its investment manager

                                     By:   /s/ EDWARD S. LAMPERT
                                        ----------------------------------------
                                           Edward S. Lampert
                                           Managing Member

                              ESL INSTITUTIONAL PARTNERS, L.P.

                              By:    RBS Investment Management, LLC,
                                     its general partner

                                     By:   /s/ EDWARD S. LAMPERT
                                        ----------------------------------------
                                           Edward S. Lampert
                                           Managing Member

                              ACRES PARTNERS, L.P.

                              By:    ESL Investments, Inc., its general partner

                                     By:   /s/ EDWARD S. LAMPERT
                                        ----------------------------------------
                                           Edward S. Lampert
                                           Chief Executive Officer

                              MARION PARTNERS, L.P.

                              By:    ESL Investments, Inc., its general partner

                                     By:   /s/ EDWARD S. LAMPERT
                                        ----------------------------------------
                                           Edward S. Lampert
                                           Chief Executive Officer

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of July 13, 1999, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P.